Exhibit (d)(ii)

OPENWAVE SYSTEMS INC.

1995 STOCK PLAN

STOCK OPTION AGREEMENT

1. Grant of Option. Openwave Systems Inc., a Delaware corporation (the “Company”), hereby grants to Optionee (“Optionee”) named in the corresponding Notice of Stock Option Grant (the “Notice”), an option (the “Option”) to purchase a total number of shares of Common Stock (the “Shares”) set forth in the Notice, at the exercise price per share (the “Exercise Price”) set forth in the Notice, subject to the terms, definitions and provisions of the Openwave Systems Inc. 1995 Stock Plan (the “Plan”), which is incorporated herein by reference, and the terms of this Stock Option Agreement (the “Agreement”). Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Agreement, the terms and conditions of the Plan shall prevail.

2. Exercise of Option. The Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice so long as Optionee is an Employee, Director or Consultant, as the case may be, and with the provisions of Section 9, 10 and 11 of the Plan as set forth below. A change in status of Optionee from his or her status at the time of grant (i.e. Optionee is a Consultant or non-Employee Director at the time of grant and who subsequently becomes an Employee or (ii) Optionee is an Employee at the time of grant and who subsequently becomes a Consultant or non-Employee Director) shall be deemed a termination of employment or service with the Company at the time of such change in status whereupon, unless otherwise provided by the Administrator in its sole discretion, vesting of the Shares shall immediately cease in full.

(a) Right to Exercise.

(i) The Option may not be exercised for a fraction of a Share.

(ii) In the event of Optionee’s death, disability or other termination of employment or service with the Company, the exercisability of the Option is governed by Sections 5, 6, and 7 below, subject to the limitation contained in subsection 2(a)(i).

(iii) In no event may the Option be exercised after the date of expiration of the term of the Option as set forth in the Notice.

(iv) If designated as an Incentive Stock Option in the Notice, in the event that the Shares subject to the Option (and all other Incentive Stock Options granted to Optionee by the Company or any Parent or Subsidiary) that become exercisable in any calendar year have an aggregate Fair Market Value (determined for each Share as of the Date of Grant of the option covering such Share) in excess of $100,000, the Shares in excess of $100,000 shall be treated as subject to a Nonstatutory Stock Option, in accordance with Section 5 of the Plan.

(b) Method of Exercise.

(i) The Option shall be exercisable by (i) delivery of a written notice (in the form attached hereto as Exhibit A) which shall state the election to exercise the Option, the number of

Shares in respect of which the Option is being exercised (the “Exercised Shares”), and such other representations and agreements as may be required by the Company pursuant to the provisions of the Plan or (ii) if permitted by the Company in its sole discretion, by executing a “cashless exercise” through the Company’s designated broker. The written notice shall be signed by Optionee and shall be delivered in person or by certified mail to the Stock Option Administrator of the Company and shall be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares. The Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by such aggregate Exercise Price or, if permitted by the Company, by Optionee’s execution of a “cashless” exercise with the Company’s designated broker.

(ii) As a condition to the exercise of the Option, Optionee agrees to make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the exercise of the Option or disposition of Shares, whether by withholding, direct payment to the Company, or otherwise.

(iii) No Shares will be issued pursuant to the exercise of the Option unless such issuance and such exercise shall comply with all relevant provisions of Applicable Laws. Assuming such compliance, for income tax purposes the Exercised Shares shall be considered transferred to Optionee on the date on which the Option is exercised with respect to such Exercised Shares.

3. Method of Payment. Payment of the Exercise Price shall be by any of the following, or a combination thereof, at the election of Optionee:

(i) cash;

(ii) check;

(iii) surrender of other Shares which (A) in the case of Shares acquired pursuant to the exercise of a Company option, have been owned by Optionee for more than six (6) months on the date of surrender or were not acquired, directly or indirectly, from the Company, and (B) have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which the Option is being exercised; or

(iv) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the aggregate Exercise Price.

4. Restrictions on Exercise. The Option may not be exercised if the issuance of such Shares upon such exercise or the method of payment of consideration for such Shares would constitute a violation of any Applicable Laws. Furthermore, the Company, in its sole discretion, may prohibit you from executing a cashless exercise with respect to the Option regardless of any other provision of the Agreement or related Notice or other agreement or document relating to this Option.

5. Termination of Relationship. In the event of termination of Optionee’s employment or service with the Company, Optionee may, to the extent otherwise so entitled at the date of such termination (the “Termination Date”), exercise the Option during the Termination Period set out in the

Notice. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise the Option within the time specified herein, the Option shall terminate. A change in status of Optionee from his or her status at the time of grant (i.e. Optionee is a Consultant or non-Employee Director at the time of grant and who subsequently becomes an Employee or (ii) Optionee is an Employee at the time of grant and who subsequently becomes a Consultant or non-Employee Director) shall be deemed a termination of employment or service with the Company at the time of such change in status whereupon, the provisions of this Section 5 shall apply.

6. Disability of Optionee.

(i) Notwithstanding the provisions of Section 5 above, in the event of termination of Optionee’s employment or service with the Company as a result of Optionee’s Disability, Optionee may, but only within twelve (12) months from the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in Section 9 below), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise the Option within the time specified herein, the Option shall terminate.

(ii) Notwithstanding the provisions of Section 5 above, in the event of termination of an Optionee’s employment or service with the Company as a result of any disability other than a Disability, Optionee may, but only within six (6) months from the date of such termination (but in no event later than the date of expiration of the term of such Option as set forth in Section 9 below), exercise the Option to the extent Optionee was entitled to exercise it at the date of such termination; provided, however, that if Optionee fails to exercise any Incentive Stock Option within three (3) months from the date of termination of employment, such Option shall be treated for federal income tax purposes as a Nonstatutory Stock Option. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise the Option within the time specified herein, the Option shall terminate.

(iii) A change in status of Optionee from his or her status at the time of grant (i.e. Optionee is a Consultant or non-Employee Director at the time of grant and who subsequently becomes an Employee or (ii) Optionee is an Employee at the time of grant and who subsequently becomes a Consultant or non-Employee Director) shall be deemed a termination of employment or service with the Company at the time of such change in status whereupon, the provisions of this Section 6 shall apply.

7. Death of Optionee. In the event of the death of Optionee, the Option may be exercised at any time within twelve (12) months following the date of Optionee’s death (but in no event later than the date of expiration of the term of the Option as set forth in Section 9 below), by Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent Optionee could exercise the Option at the date of death. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee’s estate or the person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate.

8. Non-Transferability of Option. The Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by Optionee. The terms of the Option shall be binding upon the executors, administrators, heirs, successors and assigns of Optionee.

9. Term of Option. The Option may be exercised only within the term set out in the Notice, and may be exercised during such term only in accordance with the Plan and the terms of this Agreement. The limitations set out in Section 7 of the Plan regarding Options designated as Incentive Stock Options granted to Ten Percent Holders shall apply to the Option.

10. Change of Control. If a “Change of Control” (as defined below) occurs and at any time during the period commencing one (1) month prior to the effective time of such Change of Control and ending twelve (12) months after the effective time of such Change of Control, Optionee’s service with the Company terminates (i) due to an involuntary termination of employment by the Company without “Cause” (as defined below), or (ii) due to a voluntary termination of employment by Optionee within three (3) months of the occurrence of an event constituting “Good Reason” (as defined below), then subject to Optionee’s execution and delivery of an effective release of claims in favor of the Company, as of the date of termination of service, 100% of the unvested portion of the Option shall vest in full and become fully exercisable to the extent not previously vested or exercisable. In no event shall a termination of employment on account of death or Disability constitute a termination without Cause or a voluntary termination with Good Reason.

In the event that any amount of compensation related to the accelerated vesting of the Option (“Option Acceleration”) would (i) constitute a “parachute payment” (“Parachute Payment”) within the meaning of Section 280G of the Code and (ii) contribute to the Optionee becoming subject to the excise tax imposed by Section 4999 of the Code, or any comparable federal, state, local or foreign excise tax (such excise tax, together with any interest and penalties, is hereinafter referred to as the “Excise Tax”), then, subject to the provisions of the following paragraph, either (A) a percentage of the unvested portion of the Option shall not vest and shall not be exercisable, or (B) 100% of the unvested portion of the Option shall vest in full and become fully exercisable to the extent not previously vested or exercisable, whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Optionee, on an after-tax basis, of the greatest amount of Option Acceleration hereunder, notwithstanding that all or some portion of the Option Acceleration may be subject to the Excise Tax. Unless the Company and Optionee otherwise agree in writing, any determination required under this paragraph shall be made by independent tax accountants or counsel designated by the Company in its reasonable discretion (“Independent Tax Counsel’), whose determination shall be conclusive and binding upon Optionee and the Company for all purposes. For purposes of making the calculations required under this paragraph, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Optionee shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this paragraph. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this paragraph. In the event that a portion of any Option shall not vest and shall not be exercisable, then based on the information provided to Optionee and the Company by Independent Tax Counsel, the unvested portion of an Option which shall not vest and which shall not be exercisable shall be that portion of an Option (or Options) that generates the greatest amount of Parachute Payment. If the Internal Revenue Service (the “IRS”) determines that

Option Acceleration is subject to the Excise Tax, then the provisions of the next paragraph hereof shall apply, and the enforcement of such provisions shall be the exclusive remedy to the Company.

If, notwithstanding the fact that a percentage of the unvested portion of any Option shall not vest and shall not be exercisable in accordance with the terms of the preceding paragraph (or in the absence of any such reduction), the IRS determines that Optionee is liable for the Excise Tax as a result of the receipt of Option Acceleration, then Optionee shall be obligated to pay back to the Company, within 30 days after a final IRS determination, an amount of such Option Acceleration equal to the “Repayment Amount.” The Repayment Amount with respect to such Option Acceleration shall be the smallest such amount, if any, as shall be required to be paid to the Company so that Optionee’s net proceeds with respect to such Option Acceleration (after taking into account the payment of the Excise Tax imposed on such Option Acceleration) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Option Acceleration shall be zero if a Repayment Amount of more than zero would not eliminate the Excise Tax imposed on such Option Acceleration. If the Excise Tax is not eliminated pursuant to this paragraph, Optionee shall pay the Excise Tax.

As used in this Section 10, the following terms have the following meanings:

“Cause” shall mean (i) persistent or gross negligence or willful misconduct in the performance of Optionee’s duties to the Company; (ii) repeated unexplained or unjustified absences from the Company; (iii) a material and willful violation of any federal or state law which if made public would injure the business or reputation of the Company as reasonably determined by the Company; (iv) refusal or willful failure to act in accordance with any specific lawful direction or order of the Company or stated written policy of the Company; (v) commission of any act of fraud with respect to the Company; or (vi) conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the Company, in each case as reasonably determined by the Company.

“Change of Control” means the occurrence of any of the following events:

(i) The sale, exchange, lease or other disposition of all or substantially all of the assets of the Company to a person or group of related persons (as such terms are defined or described in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) that will continue the business of the Company in the future;

(ii) A merger or consolidation involving the Company in which the voting securities of the Company owned by the shareholders of the Company immediately prior to such merger or consolidation do not represent, after conversion if applicable, more than fifty percent (50%) of the total voting power of the surviving controlling entity outstanding immediately after such merger or consolidation; provided that any person who (1) was a beneficial owner (within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act) of the voting securities of the Company immediately prior to such merger or consolidation, and (2) is a beneficial owner of more than 20% of the securities of the Company immediately after such merger or consolidation, shall be excluded from the list of “shareholders of the Company immediately prior to such merger or consolidation” for purposes of the preceding calculation); or

(iii) The direct or indirect acquisition of beneficial ownership of at least fifty percent (50%) of the voting securities of the Company by a person or group of related persons (as such terms are defined or described in Sections 3(a)(9) and 13(d)(3) of the Exchange Act); provided, that “person or group of related persons” shall not include the Company, a subsidiary of the Company, or an employee benefit plan sponsored by the Company or a subsidiary of the Company (including any trustee of such plan acting as trustee).

“Good Reason” means that one or more of the following are undertaken by the Company without Optionee’s written consent: (i) the significant reduction of Optionee’s duties, authority or responsibilities relative to Optionee’s duties, authority or responsibilities as in effect immediately prior to such reduction, or the assignment to Optionee of such reduced duties, authority or responsibilities; provided, however, that a mere change in Optionee’s title or reporting relationships shall not provide the basis for a voluntary termination with Good Reason; (ii) a reduction by the Company in the base salary of the Optionee as in effect immediately prior to such reduction, except as part of a one-time proportional reduction of the base salaries of all or substantially all of the Company’s employees that does not exceed ten (10) percent; (iii) a material reduction by the Company in the kind or level of health and welfare, retirement and similar employee benefits, to which Optionee was entitled immediately prior to such reduction (hereinafter referred to as “Benefit Plans”), or a material increase in Optionee’s cost for the Benefit Plans (except an annual increase that is applicable to substantially all employees of the Company which does not exceed twenty-five (25) percent), with the result that Optionee’s overall benefits package is significantly reduced; provided, however, that Good Reason shall not be deemed to have occurred if the Company provides for Optionee’s participation in benefit plans and programs that, taken as a whole, are comparable to the Benefit Plans; (iv) the relocation of Optionee to a facility or a location more than twenty-five (25) miles from Optionee’s then present location without Optionee’s consent; or (v) a material breach by the Company of any provision of the Plan or any other material agreement between Optionee and the Company concerning the terms and conditions of Optionee’s employment that the Company fails to cure within ten (10) business days of receiving written notice from Optionee.

11. Tax Consequences. Set forth below is a brief summary as of the date of the Option of certain United States federal tax consequences of exercise of the Option and disposition of the Shares under the laws in effect as of the date of grant. THIS SUMMARY DOES NOT ADDRESS SPECIFIC STATE, LOCAL OR FOREIGN TAX CONSEQUENCES THAT MAY BE APPLICABLE TO OPTIONEE. OPTIONEE IS RESPONSIBLE FOR CONSULTING A TAX ADVISER AS TO THE APPLICABLE TAX LAWS OF THE JURISDICTION(S) IN WHICH OPTIONEE RESIDES OR MAY BE SUBJECT TO TAX BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES. OPTIONEE UNDERSTANDS THAT THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE.

(i) Exercise of Incentive Stock Option. If the Option qualifies as an Incentive Stock Option, there will be no regular federal income tax liability upon the exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price will be treated as an adjustment to the alternative minimum tax for federal tax purposes and may subject Optionee to the alternative minimum tax in the year of exercise.

(ii) Exercise of Nonstatutory Stock Option. If the Option does not qualify as an Incentive Stock Option, there may be a regular federal income tax liability upon the exercise of the Option. Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price. If Optionee is an employee or former employee of the Company, the Company will be required to withhold from Optionee’s compensation or collect from Optionee and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income at the time of exercise.

(iii) Disposition of Shares. In the case of a Nonstatutory Stock Option, if Shares are held for more than one year after the date of exercise, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes. In the case of an Incentive Stock Option, if Shares transferred pursuant to the Option are held for more than one year after the date of exercise and are disposed of more than two years after the Date of Grant, any gain realized on disposition of the Shares will also be treated as long-term capital gain for federal income tax purposes. If Shares purchased under an Incentive Stock Option are disposed of before the end of either of the two holding periods, Optionee will recognize ordinary income at the time of the disposition in an amount equal to the excess of (i) the Fair Market Value of the Shares on the exercise date over (ii) the lower of the Exercise Price and the sale price. Any additional gain recognized upon the disqualifying disposition will be capital gain which will be long-term if the Shares have been held for more than one year following the exercise date of the Option.

(iv) Notice of Disqualifying Disposition of Incentive Stock Option Shares. If the Option granted to Optionee herein is an Incentive Stock Option, and if Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the Incentive Stock Option on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise, Optionee shall immediately notify the Company in writing of such disposition. Optionee agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by Optionee from the early disposition by payment in cash or out of the current earnings paid to Optionee.

12. Governing Law. This Agreement shall be governed by and construed according to the laws of the State of California without regard to its principles of conflict of laws.

13. Whole Agreement. The Plan and Notice are hereby incorporated by reference and made a part hereof, and the Option and this Agreement shall be subject to all terms and conditions of the Plan and the Notice.

14. Amendments. This Agreement may be amended or modified at any time only by an instrument in writing signed by each of the parties hereto.

15. Rights as a Stockholder. Neither Optionee nor any of Optionee’s successors in interest shall have any rights as a stockholder of the Company with respect to any Shares subject to the Option until the date of issuance of a stock certificate for such Shares or the date the Shares are electronically delivered to Optionee’s brokerage account.

The parties signature on a Notice of Stock Option Grant that corresponds to this Stock Option Agreement, shall bind them to the terms of this Stock Option Agreement.